FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (“Platinum Group”)
328 – 550 Burrard Street Vancouver BC, V6C 2B5
Telephone: (604) 899-5450 Facsimile: (604) 484-4710

ITEM 2.	DATE OF MATERIAL CHANGE May 8, 2012

ITEM 3.	NEWS RELEASE

A news release was disseminated on May 8, 2012 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

Platinum Group is pleased to announce that its Waterberg discovery, in a newly found part of the Bushveld Complex of South Africa, has expanded significantly with further drilling. Step-out drilling has confirmed thick, consistent mineralized zones for a minimum of 1.2 kilometres of apparent strike length and a horizontal distance of 1.43 kilometers along a 20 degree dip. Additional thick reefs or mineralized layers have also been identified in vertical section and all zones remain open for expansion, deeper, shallower and along strike. Drilling is continuing with 8 rigs on a 250 meter by 250 meter grid with some larger scale step out intercepts planned. Additional assays are expected shortly.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE AMEX) (“Platinum Group or the Company”) is pleased to announce that its Waterberg discovery, in a newly found part of the Bushveld Complex of South Africa, has expanded significantly with further drilling. Step-out drilling has confirmed thick, consistent mineralized zones for a minimum of 1.2 kilometres of apparent strike length and a horizontal distance of 1.43 kilometers along a 20 degree dip. Additional thick reefs or mineralized layers have also been identified in vertical section and all zones remain open for expansion, deeper, shallower and along strike. Drilling is continuing with 8 rigs on a 250 meter by 250 meter grid with some larger scale step out intercepts planned. Additional assays are expected shortly.

The first discovery at Waterberg was made at 660 meters deep. From there, the layers have been traced up dip to a depth of 200 meters. Continued drilling is targeting even shallower intercepts. This would make the layers potentially accessible with decline ramps rather than costly vertical shafts. At greater than 3 meters thick, the mineralized layers are very attractive for potential mechanized mining.

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The project is 49.9% owned by Platinum Group Metals. Japanese state exploration company JOGMEC is a 37% joint venture partner and the balance is held by a South African empowerment company.

Recent assay results, in addition to assays for the previously announced T1 and T2 zones, demonstrate that new “T0” and “T3” layers can be correlated between boreholes. The “T” mineralization has strong correlation features to each layer and all of the “T” zones have a distinctive metal ratio of approximately 30% platinum, 50% palladium and 20% gold. Lower down in the vertical sequence, assays from multiple boreholes have now identified a lower “F” reef near the footwall, with a thickness varying between 9 to 27 meters. The F reef has similarities to the more typical North Limb, Platreef mineralization in grade tenure at 40% platinum, 55% palladium and 5% gold.

Zone	Average Thickness	Average Grade	Number of Intercepts
	Meters	2PGE+Au
T0	2.63	1.80	8
T1	4.29	3.06	7
T2	3.79	4.02	12
T3	1.96	2.50	12
F	17.00	1.66	2

The “T” mineralization is within an upper sequence of the Main Zone of the Bushveld Complex. The “F” reef is near the floor of the Bushveld Complex.

At this early exploration stage, all correlations are subject to further study. The lithological make-up of the T-horizons, their grade thickness tenure, and metal ratios of the Waterberg discovery is unlike other regions of the Bushveld and therefore possibility represents a new environment. There are significant soil anomalies in platinum, palladium, chrome, nickel and copper on the property that are not explained by the current exploration drilling and mineralized layers. Further reconnaissance drilling is planned to test these areas.

Background

The Bushveld Complex is host to 80% of the world's platinum and has been mined for the past 90 years. Many of the mines on the traditionally mined layers are deep. Costs, labour and safety have been significant issues recently. Zimbabwe, also a source of platinum, has recently required firms to give up control of their mines.

The South Africa Mineral and Petroleum Resources Development Act in 2004 encouraged exploration under a “use it or lose it” system, similar to most of the world, and new areas have been opened up to exploration. The new Waterberg discovery is a good example of direct foreign investment from Canada and Japan teaming up with South African expertise to make new discoveries, directly encouraged by the new Act. Excellent geological potential exists in South Africa, just a short distance from the known trends.

In addition to the Platinum Group Waterberg Project, JOGMEC and Itochu, and JGC Corporation from Japan have also made an investment in the Ivanplat’s project in the North Limb where thick new mineralization has also been found. The opportunity for nearer to surface platinum with increased safety from mechanized mining in a new environment is very exciting. Given the dropping production of some of the current players and the World’s essential need for platinum in catalytic converters and industry, the North Limb developments are of great interest. Certainly these developments are “more down to earth” than the recent suggestions of mining on asteroids for platinum.

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Drill Intercept Details for the T0 mineralized zone

Hole Number	FROM m	TO m	ZONE	Interval	2PGE+Au g/t	Pt g/t	Pd g/t	Au g/t	Cu %	Ni %
WB003D0	633.00	635.00	T0	2.00	1.43	0.46	0.61	0.36	0.09	0.07
WB003D1	636.00	637.50	T0	1.50	2.29	0.68	1.25	0.36	0.06	0.05
WB003D2	635.00	639.00	T0	4.00	1.38	0.45	0.59	0.35	0.11	0.07
WB003D3	636.00	639.00	T0	3.00	1.98	0.63	0.97	0.38	0.10	0.08
WB004D0	1 307.00	1 311.00	T0	4.00	2.53	0.90	1.09	0.54	0.09	0.05
WB005AD0	576.00	577.00	T0	1.00	2.06	0.77	0.99	0.30	0.05	0.07
WB009D0	295.50	297.00	T0	1.50	2.21	0.83	1.32	0.06	0.02	0.01
WB011D0	405.00	409.00	T0	4.00	1.13	0.34	0.71	0.08	-	-

Drill Intercept Details for the T1 mineralized zone

Hole Number	FROM m	TO m	ZONE	Interval	2PGE+Au g/t	Pt g/t	Pd g/t	Au g/t	Cu %	Ni %
*WB003D0	643.25	646.75	T1	3.50	3.47	1.11	1.74	0.62	0.40	0.24
WB003D1	643.25	649.50	T1	6.25	2.15	0.71	1.04	0.40	0.24	0.13
WB003D2	645.00	651.00	T1	6.00	3.59	1.05	1.78	0.76	0.35	0.20
WB003D3	644.00	653.50	T1	9.50	3.67	1.15	1.91	0.62	0.49	0.23
WB004D0	1 328.00	1 330.00	T1	2.00	3.07	0.79	1.98	0.30	0.06	0.04
WB005AD0	593.00	594.00	T1	1.00	1.08	0.37	0.69	0.02	0.01	0.03
WB009D0	305.50	307.25	T1	1.75	1.41	0.39	0.84	0.19	0.04	0.06

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Drill Intercept Details for the T2 mineralized zone

Hole Number	FROM m	TO m	ZONE	Interval	2PGE+Au g/t	Pt g/t	Pd g/t	Au g/t	Cu %	Ni %
*WB003D0	661.50	666.50	T2	5.00	7.00	1.71	4.22	1.07	0.26	0.13
WB003D1	661.75	666.50	T2	4.75	1.16	0.30	0.64	0.22	0.06	0.05
WB003D2	660.25	664.75	T2	4.50	1.95	0.50	1.14	0.32	0.12	0.08
WB003D3	662.50	664.25	T2	1.75	3.06	0.81	1.86	0.39	0.13	0.08
WB004D0	1 362.00	1 363.00	T2	1.00	1.27	0.46	0.73	0.08	0.02	0.06
*WB005AD0	604.75	609.50	T2	4.75	4.77	1.59	2.27	0.91	0.30	0.14
*WB008D0	473.50	478.75	T2	5.25	7.28	2.22	3.63	1.43	0.28	0.15
WB008D2	485.50	490.00	T2	4.50	4.22	1.33	2.01	0.88	0.17	0.07
WB008D3	487.50	491.50	T2	4.00	5.94	1.52	3.24	1.18	0.20	0.11
WB009D0	352.75	356.00	T2	3.25	2.62	1.00	0.83	0.79	0.13	0.09
WB010D0	227.25	233.00	T2	5.75	2.12	0.59	0.64	0.89	-	-
WB011D0	419.75	420.75	T2	1.00	2.78	0.77	0.70	1.31	-	-

Drill Intercept Details for the T3 mineralized zone

Hole Number	FROM m	TO m	ZONE	Interval	2PGE+Au g/t	Pt g/t	Pd g/t	Au g/t	Cu %	Ni %
WB003D0	677.75	678.75	T3	1.00	2.49	0.61	0.73	1.15	0.42	0.15
WB003D1	676.50	678.50	T3	2.00	0.79	0.19	0.30	0.31	0.14	0.07
WB003D2	675.00	676.50	T3	1.50	8.22	2.03	4.87	1.32	0.43	0.19
WB003D3	679.00	683.00	T3	4.00	1.76	0.45	0.34	0.97	0.28	0.10
WB004D0	1 369.00	1 371.00	T3	2.00	1.54	0.51	0.94	0.10	0.03	0.02
WB005AD0	625.00	628.00	T3	3.00	1.80	0.51	0.82	0.46	0.15	0.07
WB008D0	483.00	484.00	T3	1.00	1.48	0.40	0.25	0.83	0.22	0.09
WB008D2	495.75	499.00	T3	3.25	4.16	0.95	0.58	2.63	0.55	0.20
WB008D3	495.25	498.25	T3	3.00	3.03	0.65	0.48	1.90	0.41	0.15
WB009D0	363.50	364.50	T3	1.00	1.39	0.53	0.32	0.55	0.09	0.04
WB010D0	240.25	241.00	T3	0.75	0.98	0.28	0.36	0.34	-	-
WB011D0	458.50	459.50	T3	1.00	0.75	0.24	0.16	0.35	-	-

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Drill Intercept Details for the F mineralized zone

Hole Number	FROM m	TO m	ZONE	Interval	2PGE+Au g/t	Pt g/t	Pd g/t	Au g/t	Cu %	Ni %
WB005AD0	972.00	998.00	F	26.00	1.59	0.59	0.94	0.05	0.02	0.11
WB009D0	825.00	833.00	F	8.00	1.90	0.74	1.12	0.05	-	-

A substantial number of assay’s are still outstanding for holes that already intersected the T zones.

* Copper Nickel values added, platinum, palladium and gold previously announced.

Qualified Person

The non-Independent Qualified Person for this News Release is R. Michael Jones, P.Eng. He is non-independent and the Company CEO and a significant shareholder of the Company. He has relevant supervision experience in South Africa since 2002 and has experience with feasibility studies and supervision of precious metals mine operations. He has verified the data through checking the calculations, checking samples of the core and by visiting with the qualified employees that have completed the work in South Africa. QAQC procedures include blanks, standards and chain of custody processes and previously reported.

Set point Laboratories is used for the analysing of the drill core samples. Set Point Laboratories is a division of the Setpoint Group and is an ISO 17025 accredited laboratory as well as SANAS accredited testing Laboratory. Set Point uses fire assay and ICP technique and is accredited to analysis between 0.01 to 55ppm for gold, platinum and palladium.

The QAQC samples were alternated after every fifth field sample. The standards were within two standard deviations of the certified mean value for Pt and Pd.

About Platinum Group Metals Ltd.

Platinum Group has an experienced mine building and operating team based in Vancouver, Canada and Johannesburg, South Africa. Platinum Group Metals Ltd is building the WBJV Project 1 Platinum mine in the Western Limb of the Bushveld Complex South Africa. The Company owns 74% of the WBJV Project 1 Mine and 26% is owned by Wesizwe which is controlled by Jinchuan of China. Platinum Group is listed as PLG on the NYSE AMEX and PTM on the TSX in Toronto.

ITEM 6.	RELIANCE ON SUBSECTION 7.1 OF NATIONAL INSTRUMENT 51-102 N/A

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ITEM 7.	OMITTED INFORMATION N/A

ITEM 8.	EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number: R. Michael Jones, President & CEO Phone: (604) 899-5450

ITEM 9.	DATE OF REPORT

May 8, 2012

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